82-3470

RECEIVED
2004 AUG 19 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

16th August, 2004

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

04036367

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 16th August, 2004 has issued and allotted 40,540 Ordinary Shares of Rs.10/- each, upon exercise of 40,540 Options by eligible employees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 16th August, 2004, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 247,87,04,550/- divided into 24,78,70,455 Ordinary Shares of Rs. 10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

Dlw 8/19

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.